[redacted]

SE(10027654 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCE Investment Bankers, Inc. (a subsidiary of PCE Holdings, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. New England Avenue, Suite 400
(No. and Street)

Winter Park	Florida	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael W. Poole (407) 621-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scearce, Satcher & Jung, P.A.
(Name – *if individual, state last, first, middle name*)

243 W. Park Avenue, Suite 200	Winter Park	Florida	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FEB 2 6 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael W. Poole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCE Investment Bankers, Inc (a subsidiary of PCE Holdings, Inc), as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH DOMBROSKI
My Comm. Expires September 10, 2011
No. DD 708978
NOTARY PUBLIC
STATE OF FLORIDA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
CARLA M. HANSEN, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT

Stockholders
PCE Investment Bankers, Inc.
(A Subsidiary of PCE Holdings, Inc.)
Winter Park, Florida

We have audited the accompanying statement of financial condition of PCE Investment Bankers, Inc. (a subsidiary of PCE Holdings, Inc.), as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCE Investment Bankers, Inc. (a subsidiary of PCE Holdings, Inc.) as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scearce, Satcher & Jung, P.A.

Winter Park, Florida
February 19, 2010

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

ASSETS	
Cash and cash equivalents	$ 970,665
Trade accounts receivable	223,595
	$ 1,194,260

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$ -
STOCKHOLDER'S EQUITY	
Common stock:	
Class A common stock, voting, $.01 par value; 50,000 shares authorized, 7,200 shares issued and outstanding	72
Class B common stock, non-voting, $.01 par value; 50,000 shares authorized, 3,327 shares issued and outstanding	33
Additional paid-in-capital	1,109,789
Retained earnings	84,366
	1,194,260
	$ 1,194,260

The Notes to Financial Statements are an integral part of this statement.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF OPERATIONS

Year Ended December 31, 2009

REVENUE		
Fees	$ 1,385,449	
Interest income	29,142	
		$ 1,414,591
OPERATING EXPENSES		
General and administrative expenses	1,372,945	
Contract labor	1,152,433	
Interest expense	150	
		2,525,528
Net loss		$ (1,110,937)

The Notes to Financial Statements are an integral part of this statement.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2009

	Class A Common Voting	Class B Common Non-Voting	Additional Paid-In Capital	Retained Earnings
BALANCE, December 31, 2008	$ 72	$ 33	$ 1,109,789	$ 1,295,303
Distribution to stockholder	-	-	-	(100,000)
Net loss	-	-	-	(1,110,937)
BALANCE, December 31, 2009	$ 72	$ 33	$ 1,109,789	$ 84,366

The Notes to Financial Statements are an integral part of this statement.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Fees received	$ 2,496,948	
Interest received	29,142	
Interest paid	(150)	
Payments for contract labor	(1,152,433)	
Fees and expenses paid	(1,331,582)	
Net cash provided by operating activities		$ 41,925
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholder	(100,000)	
Net cash used in financing activities		(100,000)
NET INCREASE IN CASH		(58,075)
CASH AND CASH EQUIVALENTS, beginning		1,028,740
CASH AND CASH EQUIVALENTS, ending		$ 970,665

RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net loss		$ (1,110,937)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in trade accounts receivable	75,999	
Decrease in prepaid expense	40,000	
Decrease in note receivable	1,035,500	
Decrease in other assets	1,363	
		1,152,862
Net cash provided by operating activities		$ 41,925

The Notes to Financial Statements are an integral part of this statement.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business: PCE Investment Bankers, Inc., (the "Company") was incorporated in July 1997 under the name of Poole Carbone Capital Partners, Inc., for the purpose of offering investment banking, consulting, and broker/dealer services to its clients. A legal name change to its current form was effected in May 2003. Effective January 1, 2006, the Company is a wholly-owned subsidiary of PCE Holdings, Inc. The Company has not yet begun operations as a broker/dealer in the business of buying and selling securities for individual clients, but has provided investment banking and consulting services for its clients.

Revenue recognition: Revenue includes fees for services and contracts completed in the current year. Revenue also includes non-refundable retainer fees on contracts which have not yet been completed.

Cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts receivable: Accounts receivable represent fees due for consulting services that have been completed during the year. As of December 31, 2009, no allowance for uncollectible accounts was considered necessary.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. In addition, under provisions of the Internal Revenue Code, effective January 1, 2006, the Company is a qualified subchapter S subsidiary and all income tax information of the Company is included in the income tax return of PCE Holdings, Inc. Accordingly, no provision or liability for income taxes is reflected in these financial statements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $502,601, which was $497,601 more than the required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2009 was .931 to 1.

Note 3. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it will carry no customer accounts, promptly transmit all customer funds and deliver all securities received in connection with activity as a broker/dealer, and effectuate all financial transactions with customers through one or more accounts designated as "Special Account for the Exclusive Benefit of Customers of PCE Investment Bankers, Inc."

Note 4. Related Party Transactions

Under a reorganization agreement dated January 1, 2006, the stockholders of PCE Investment Bankers, Inc. exchanged their individual shares of the Company for individual ownership interests in PCE Holdings, Inc. As of that date, the Company became a wholly-owned subsidiary of PCE Holdings, Inc.

The company is under common control with sister companies, PCE Advisory, LLC; Stratus Valuations, LLC, and PCE Indexes, LLC.

In addition, PCE Management, Inc. (PCEM) is a subsidiary of PCE Holdings, Inc. On October 1, 2002, the Company entered into a management agreement with PCEM under which certain overhead expenses and other costs would be paid to PCEM monthly in addition to a fee for management services. On July 1, 2004, the Company entered into a separate management agreement with PCEM under which payroll and payroll related expenses would be paid to PCEM monthly. Consequently, operating results and financial position may be different than if these entities were autonomous. Total fees and expenses of $2,358,228 were paid to PCEM for the year ended December 31, 2009. As of December 31, 2009, the Company had satisfied all liabilities incurred on its behalf by PCEM.

Note 5. Concentration of Credit Risk

The Company maintains cash and cash equivalents at a financial institution. Cash balances are insured by the FDIC up to $250,000 per financial institution. The uninsured cash balance at December 31, 2009 was $720,665. Management believes the risk of loss associated with the uninsured cash balances to be minimal.

Note 6. Contingent Liability

The Company is a guarantor on a loan for its parent company, PCE Holdings, Inc. The parent company is paying principal and interest monthly. The loan and any applicable interest outstanding is due by January 2, 2013. On December 31, 2009 the balance of the loan was $468,064.

Note 7. Fair Value of Instruments

The Company has adopted FASB ASC 820, *Fair Value Measurements and Disclosures* for its financial assets and liabilities. FASB ASC 820 refines the definition of fair value, expands the disclosure requirements about fair value measurements, and establishes specific requirements as well as guidelines for a consistent framework to measure fair value.

The Company's financial instruments are cash and cash equivalents and accounts receivable. The recorded values of cash and cash equivalents and accounts receivable approximate their fair values based on their short-term nature.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

COMPUTATION OF NET CAPITAL

December 31, 2009

Total equity from statement of financial condition		$ 1,194,260
Deduct ownership equity not allowable for net capital		-
Total capital		1,194,260
Deductions and other charges		
Non-allowable assets:		
Unsecured trade accounts receivable	223,595	
Other deductions and/or changes		
Debt guarantee for related party's loan from financial institution	468,064	
Total deductions		691,659
Net capital		502,601
Minimum net capital required		5,000
Excess net capital		$ 497,601
Aggregate indebtedness		$ 468,064
Ratio of aggregate indebtedness to net capital		0.931 to 1

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

RECONCILIATION OF COMPUTATION OF NET CAPITAL
(AUDITED REPORT VS. UNAUDITED REPORT)
December 31, 2009

Net capital (unaudited)	$	502,601
Audit adjustments made:		
NONE		-
Net capital (audited)	$	502,601

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)

Stockholders
PCE Investment Bankers, Inc.
(A Subsidiary of PCE Holdings, Inc.)
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of PCE Investment Bankers, Inc. (a Subsidiary of PCE Holdings, Inc.), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Decosimo, Batcher & Jung, P.A.

Winter Park, Florida
February 19, 2010

PCE INVESTMENT BANKERS, INC.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES ON THE SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2009

CONTENTS

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
CARLA M. HANSEN, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Stockholders
PCE Investment Bankers, Inc.
Winter Park, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by PCE Investment Bankers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating PCE Investment Bankers, Inc.'s compliance with the applicable instructions of the Form SIPC-7T.

PCE Investment Bankers, Inc.'s management is responsible for PCE Investment Bankers, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the the general ledger and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009. Differences noted are listed on the schedule of findings (Finding 1);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. Differences noted are listed on the schedule of findings (Finding 2); and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers including supporting the adjustments noting no differences.

We were not engaged to, an did not conduct an examination, of the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Winter Park, Florida
February 19, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051030 FINRA DEC
PCE INVESTMENT BANKERS INC 12*12
200 E NEW ENGLAND AVE STE 400
WINTER PARK FL 32789-4341

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Deborah Domroski 407-621-2121

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3080.32

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (-150.00)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2930.32

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2930.32

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,930.32

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PCE Investment Bankers, Inc.
(Name of Corporation, Partnership or other organization)

D Domroski
(Authorized Signature)

Office Manager
(Title)

Dated the 16 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,232,129

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 1,232,129

2e. General Assessment @ .0025 $ 3,080.32

(to page 1 but not less than $150 minimum)

PCE INVESTMENT BANKERS, INC.

SCHEDULE OF FINDINGS

December 31, 2009

FINDING 1 - COMPARISON OF AUDITED FORM X-17A-5 TO FORM SIPC-7T

Management of PCE Investment Bankers, Inc. prepared and filed Form SIPC-7T prior to the completion of the independent auditor's report for the year ended December 31, 2009. Following is a reconciliation of the amounts reported on the audited Form X-17A-5 to Form SIPC-7T.

6-30-2009 Quarterly Form 17a-5(a), Total revenue	$ 132,994
9-30-2009 Quarterly Form 17a-5(a), Total revenue	602,273
12-31-2009 Quarterly Form 17a-5(a), Total revenue	523,887
Total revenue per FOCUS reports	1,259,154
Less: Interest income excluded from SIPC-7T	(27,025)
Form SIPC-7T, Line 2a, Total revenue	1,232,129
Add: Interest income excluded from SIPC-7T	27,025
Total revenue from 4-1-2009 to 12-31-2009 included in independent audit report	$ 1,259,154

FINDING 2 - ADJUSTMENTS TO FORM SIPC-7T

Management of PCE Investment Bankers, Inc. prepared and filed Form SIPC-7T prior to the completion of the independent auditor's report for the year ended December 31, 2009. Following is a listing of the effects of the audit adjustments to the Form SIPC-7T.

Form SIPC-7T, Line 2a, Total revenue	$ 1,232,129
Interest income excluded from SIPC-7T	27,025
Adjusted total revenue	$ 1,259,154

The general assessment reported on Form SIPC-7T is $67.57 less than the assessment calculated on the total revenue after audit adjustments.

PCE INVESTMENT BANKERS, INC.
(A Subsidiary of PCE Holdings, Inc.)

FINANCIAL REPORT
(AUDITED)

December 31, 2009